

Mail Stop 4561

April 27, 2017

Raul Mansueto
Chief Executive Officer
Infinity Distribution Inc.
3311 S. Rainbow Blvd., Ste. 135
Las Vegas, NV 89146

>    **Re:    Infinity Distribution Inc.**
>    **Amendment No. 5 to Registration Statement on Form S-1**
>    **Filed March 31, 2017**
>    **File No. 333-206478**

Dear Mr. Mansueto:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our July 11, 2016 letter.

General

1.    We note that you have provided financial statements as of November 30, 2016.  As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing.

Security Ownership of Certain Beneficial Owners and Management, page 27

2.    We note your response to prior comment 8 that Mr. Mansueto will not be exercising the convertible notes.  Regardless of whether Mr. Mansueto intends to exercise his notes, please advise whether the notes are convertible within 60 days.  If the notes are

Raul Mansueto
Infinity Distribution Inc.
April 27, 2017
Page 2

convertible within 60 days, please revise your beneficial ownership table to include these shares in Mr. Mansueto's beneficial ownership calculation.

Signatures

3.      We note your response to prior comment 10; however, we were unable to locate any revisions to the signatures.  Accordingly, we reissue prior comment 10.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.  Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc:     Thomas C. Cook, Esq.
        The Law Offices of Thomas C. Cook